UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  3)*

iShares Inc. - MCSI France Index Fund (EWQ)

(Name of Issuer)

Common Stock

  (Title of Class of Securities)

464286707

 (CUSIP Number)

December 31, 2013

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 464286707		13G	Page 2 of 8 Pages
1	NAME OF REPORTING PERSONS Psagot Investment House Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 987,915 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 987,915 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 987,915 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.59% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) The securities reported herein are beneficially owned by portfolio accounts managed by Psagot Securities Ltd., and Psagot Provident Funds and Pension Ltd. Each of Psagot Securities Ltd., and Psagot Provident Funds and Pension Ltd. (the "Subsidiaries") is wholly-owned subsidiary of Psagot Investment House Ltd.  the Subsidiaries operate under  independent management and make their own independent voting and investment decisions.  Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of the owners of the portfolio accounts or for the benefit of the members of the provident funds or pension fund, at the case may be.  This Statement shall not be construed as an admission by Psagot Investment House Ltd. that it is the beneficial owner of any of the Ordinary Shares covered by this Statement, and Psagot Investment House Ltd. disclaims beneficial ownership of any such shares.

(**) Based on 15,000,000 shares of common stock outstanding as of December 31, 2013 (as reported on Bloomberg LP).

CUSIP No. 464286707	13G	Page 3 of 8 Pages
1	NAME OF REPORTING PERSONS Psagot Securities Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 775,519 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 775,519 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 775,519 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.17% (*)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) Based on 15,000,000 shares of common stock outstanding as of December 31, 2013 (as reported on Bloomberg LP).

Item 1. (a)	Name of Issuer: iShares Inc. – MCSI France Index Fund (EWQ)

(b)	Address of Issuer's Principal Executive Offices: 400 Howard Street, San Francisco, CA 94105

Item 2. (a)	Name of Person Filing: 1. Psagot Investment House Ltd. 2. Psagot Securities Ltd. The securities reported herein are beneficially owned as follows:

•	775,519 shares (representing 5.17% of the total ordinary shares outstanding) Beneficially owned by portfolio accounts managed by Psagot Securities Ltd,; and

•	212,396 shares (representing 1.42% of the total ordinary shares outstanding) Beneficially owned by provident and pension funds managed by Psagot Provident Funds and Pension Ltd.

Each of the Subsidiaries is a wholly-owned subsidiary of Psagot Investment House Ltd.

(b)	Address of Principal Business Office: Psagot Investment House Ltd. - 14 Ahad Ha’am Street, Tel Aviv 65142, Israel Psagot Securities Ltd. – 14 Ahad Ha’am Street, Tel Aviv 65142, Israel

(c)	Citizenship: Psagot Investment House Ltd. – Israel Psagot Securities Ltd. – Israel

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 464286707

Item 3.	N.A.

Item 4.	Ownership:

(a)
Amount beneficially owned:

See row 9 of cover page of each reporting person.

The Subsidiaries operate under independent management and make their own independent voting and investment decisions.  Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of owners of the managed portfolio accounts, holders of the exchange-traded notes, or for the benefit of the members of mutual funds, provident funds, or pension fund, as the case may be. This Statement shall not be construed as an admission by Psagot Investment House Ltd. or Psagot Securities Ltd. that it is the beneficial owner of any of the Ordinary Shares covered by this Statement, and Psagot Investment House Ltd disclaims beneficial ownership of any such shares.

(b)	Percent of class: See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote: See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of: See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of: See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

N.A.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

N.A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N.A.

Item 8.	Identification and Classification of Members of the Group:

N.A.

Item 9.	Notice of Dissolution of Group:

N.A.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 18, 2014

Psagot Investment House Ltd. /s/ Shlomo Pasha —————————————— By: Shlomo Pasha* Title: Chief Financial Officer /s/ Lilach Geva Harel —————————————— By: Lilach Geva Harel* Title: Senior Vice President

Psagot Securities Ltd. /s/ Barak Soreni —————————————— By: Barak Soreni* Title: Chief Executive Officer /s/ Tamir Ferder —————————————— By: Tamir Ferder* Title: Vice President of Investmernts

*Signature duly authorized by resolution of the Board of Directors.

EXHIBIT NO.	DESCRIPTION

Exhibit 1	Agreement of joint Filing by and among the reporting Persons (incorporated herein by reference to Exhibit 1 to the Schedule 13G filed on June 17, 2013)

Exhibit 2	Attorney's Certification dated February 18, 2014 certifying the signature authority of person(s) signing on behalf of Psagot Investment House Ltd.

Exhibit 3	Attorney's Certification dated February 18, 2014 certifying the signature authority of person(s) signing on behalf of Psagot Securities Ltd.